AB 11/27

SECURI  SION

12062867

SEC Mail Processing Section

NOV 23 2012

Washington DC 402

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 44179 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2011 AND ENDING 09/30/2012
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investments For You, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 N. Maple Street
(No. and Street)

Marysville (City) Ohio (State) 43040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Max C. Bingman, President 937-644-1661
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ Partners, LLC
(Name – *if individual, state last, first, middle name*)

230 West Street, Suite 700, Columbus, Ohio 43215
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Max C. Bingman, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investments For You, Inc., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

L. CONLEY NOTARY P.
N COUNTY STATE OF OHIO
MISSION EXPIRES JULY 1, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Financial Statements**
with Supplemental Information

# Investments For You, Inc.

September 30, 2012 and 2011


GBQ

**Financial Statements**
with Supplemental Information

# Investments For You, Inc.

September 30, 2012 and 2011

INVESTMENTS FOR YOU, INC.

=========================

CONTENTS

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com



Partners

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

**Independent Auditors' Report**

We have audited the accompanying balance sheets of Investments For You, Inc. as of September 30, 2012 and 2011, and the related statements of income, retained earnings and cash flows for the years then ended that the Company's management is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments For You, Inc. as of September 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

GBQ Partners LLC

Columbus, Ohio
November 12, 2012

INVESTMENTS FOR YOU, INC.

BALANCE SHEETS

As of September 30, 2012 and 2011

ASSETS

| | 2012 | 2011 |
|---|---|---|
| **Current Assets** | | |
| Cash | $ 9,822.53 | $ 26,307.93 |
| Commissions Receivable | 84,156.04 | 57,841.27 |
| Prepaid NASD Fees | 873.75 | 251.75 |
| Prepaid Expenses | 2,499.00 | - |
| Total Current Assets | $ 97,351.32 | $ 84,400.95 |
| **Fixed Assets** | | |
| Furniture, Fixtures & Equipment | 2,325.19 | 2,325.19 |
| Less: Accumulated Depreciation | (2,325.19) | (2,325.19) |
| Total Fixed Assets | $ - | $ - |
| TOTAL ASSETS | $ 97,351.32 | $ 84,400.95 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2012 | 2011 |
|---|---|---|
| **Current Liabilities** | | |
| Commissions Payable | $ 83,158.76 | $ 70,203.28 |
| Federal Income Taxes - Current | - | 8.00 |
| Total Current Liabilities | $ 83,158.76 | $ 70,211.28 |
| **Stockholder's Equity** | | |
| Common Stock (Note 2) | $ 500.00 | $ 500.00 |
| Additional Paid In Capital | 3,000.00 | 3,000.00 |
| Retained Earnings | 10,692.56 | 10,689.67 |
| | 14,192.56 | 14,189.67 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 97,351.32 | $ 84,400.95 |

The accompanying notes are an integral part of these financial statements

## INVESTMENTS FOR YOU, INC.

### INCOME STATEMENTS
For the years ending September 30, 2012 and 2011

| | 2012 | 2011 |
|---|---|---|
| REVENUE | | |
| Commission income | $ 691,798.66 | $ 792,704.91 |
| Total Revenue | $ 691,798.66 | $ 792,704.91 |
| COST OF SALES | | |
| Commissions | 612,212.51 | 698,106.63 |
| Sales Meeting Expenses | 408.02 | 3,669.43 |
| Total Cost of Sales | $ 612,620.53 | $ 701,776.06 |
| GROSS MARGIN | $ 79,178.13 | $ 90,928.85 |
| EXPENSES | | |
| | - | - |
| Postage | 115.03 | 5,910.95 |
| Broker/Dealer Licenses | 5,280.50 | 2,546.00 |
| Insurance | 883.00 | 3,227.00 |
| Disaster Recovery Computer Cost | 4,530.00 | 8,500.00 |
| Travel | 4,888.04 | 8,352.06 |
| Management Fees | 41,365.54 | 48,453.60 |
| Marketing & Website Development | 13,940.92 | - |
| Legal and Professional Fees | 5,634.13 | 5,600.00 |
| Supplies | 2,419.16 | 8,229.28 |
| State Franchise,Local, & CAT Tax | 150.00 | 150.00 |
| Total Expenses | $ 79,206.32 | $ 90,968.89 |
| LOSS FROM OPERATIONS | $ (28.19) | $ (40.04) |
| OTHER INCOME | | |
| Interest Income | $ 31.08 | $ 91.90 |
| Dividend Income | - | - |
| Total Other Income | $ 31.08 | $ 91.90 |
| NET INCOME BEFORE FEDERAL INCOME TAX | $ 2.89 | $ 51.86 |
| FEDERAL INCOME TAX - CURRENT | - | 8.00 |
| Total Income Tax | $ - | $ 8.00 |
| NET INCOME | $ 2.89 | $ 43.86 |
| BASIC AND DILUTED EARNINGS PER SHARE | $ 0.06 | $ 0.88 |

The accompanying notes are an
integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF RETAINED EARNINGS

For the years ending September 30, 2012 and 2011

| | September 30, 2012 | September 30, 2011 |
|---|---|---|
| Retained Earnings at Beginning of Period | $ 10,689.67 | $ 10,645.81 |
| Add: Net Income ( Loss) | 2.89 | 43.86 |
| Retained Earnings at End of Period | $ 10,692.56 | $ 10,689.67 |

The accompanying notes are an
an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

# STATEMENTS OF CASH FLOWS

For the years ending September 30, 2012 and 2011

| | September 30, 2012 | September 30, 2011 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| NET INCOME (LOSS) | $ 2.89 | $ 43.86 |
| (Increase) Decrease in: | | |
| Commissions Receivable | (26,314.77) | (17,655.00) |
| Prepaid NASD Fees | (622.00) | 92.50 |
| Prepaid Expenses | (2,499.00) | - |
| Increase (Decrease) in: | | |
| Commissions Payable | 12,955.48 | (6,348.10) |
| Federal Income Tax - Current | (8.00) | (1.00) |
| | $ (16,485.40) | $ (23,867.74) |
| CASH AT THE BEGINNING OF THE PERIOD | 26,307.93 | 50,175.67 |
| CASH AT THE ENDING OF THE PERIOD | $ 9,822.53 | $ 26,307.93 |

SUPPLEMENTAL DISCLOSURES
Company considers all cash and cash equivalents maturing in less than three months to be cash. Cash paid for income taxes was as follows:

| | September 30, 2012 | September 30, 2011 |
|---|---|---|
| Income Taxes Paid | $ - | $ 9.00 |

The accompanying notes are an
an integral part of these financial statements

NOTE 2 - CAPITAL

The Company has 750 authorized shares of common stock, no-par value, with 50 shares issued and outstanding.

NOTE 3 - INCOME TAXES

The provision for Federal income taxes consists of the following:

| | Year ending September 30 | |
|---|---|---|
| | 2012 | 2011 |
| Current | $ 0 | $ 8 |

Following is a reconciliation between book income and taxable income:

| | Year ending September 30, | |
|---|---|---|
| | 2012 | 2011 |
| Net income (loss) before Federal income taxes (rounded) | $ 3 | $ 52 |
| Dividends received deduction (70% Exclusion) | -0- | -0- |
| Net Operating Loss Carryforward | -0- | -0- |
| Taxable income (loss) | $ 3 | $ 52 |
| Tax Liability (15%) | $ 0 | $ 8 |

The Company files a federal income tax return. The provision for income taxes included in the accompanying statements of operations was computed by applying statutory rates to income before taxes.

Deferred income taxes are recognized for the tax consequences in future years of temporary differences between the financial reporting and tax bases of assets and liabilities at each year-end based on enacted tax laws and statutory tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2012 and 2011, a valuation allowance was not recorded as no deferred tax assets were recognized. Income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

NOTE 3 - INCOME TAXES (Continued)

Effective October 1, 2009, the Company adopted the Financial Accounting Standards Codification, *Accounting for Uncertainty in Income Tax Positions*. This standard requires the Company to annually evaluate tax positions as part of the preparation of its tax accrual. This process includes an analysis of whether tax positions the Company takes with regard to a particular item of income or deduction would meet the definition of an uncertain tax position. It is the Company's policy that any interest or penalties associated with income tax liabilities are classified as income tax expense. The Company's open audit periods are 2008-2011. No accrual has been recorded as management believes there are no uncertain tax positions at September 30, 2012 and 2011.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the Independent Auditors' Report, which is the date the financial statements were available to be issued. There have been no significant subsequent events.



## SUPPLEMENTAL INFORMATION

## INVESTMENTS FOR YOU, INC.

### COMPUTATION AND RECONCILATION OF NET CAPITAL

As of September 30, 2012 and 2011

| | | September 30, 2012 | | September 30, 2011 |
|---|---|---|---|---|
| Total ownership equity qualified for net capital | $ | 14,192.56 | $ | 14,189.67 |
| Increase (Decrease) | | | | |
| Non-allowable assets | | (873.75) | | (251.75) |
| Haircuts on securities | | - | | - |
| Auditied Net Capital | $ | 13,318.81 | $ | 13,937.92 |
| Unaudited Net Capital per Focus Report | | 13,318.81 | | 13,937.92 |
| Difference | $ | - | $ | - |

## INVESTMENTS FOR YOU, INC.

### COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of September 30, 2012 and 2011

| | | September 30, 2012 | | September 30, 2011 |
|---|---|---|---|---|
| Total Assets | $ | 97,351.32 | $ | 84,400.95 |
| Total Liabilities (exclusive of subordinated debt) | | (83,158.76) | | (70,211.28) |
| Net Worth | | 14,192.56 | | 14,189.67 |
| Increase (Decrease) | | | | |
| Non-allowable assets | | (873.75) | | (251.75) |
| Haircuts on Securities | | - | | - |
| Audited Net Capital | $ | 13,318.81 | $ | 13,937.92 |
| Unaudited Net Capital Per Focus Report | | 13,318.81 | | 13,937.92 |
| Difference | $ | - | $ | - |

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com


Partners

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

## Independent Auditors' Report on Internal Control

In planning and performing our audit of the financial statements and supplemental information of Investments For You, Inc., for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company.

2. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GBQ Partners LLC

Columbus, Ohio
November 12, 2012

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com